UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2002

METRO INTERNATIONAL SA

(Translation of registrant's name into English)

75, Route de Longwy
LU-8080 Bertrange
Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . . X . . . .

FOR IMMEDIATE RELEASE 10 May 2002

METRO INTERNATIONAL S.A.
société anonyme
Registered office: 75, route de Longwy
L-8080 Bertrange
Grand Duchy of Luxembourg
R.C. Luxembourg: B-73790

NOTICE

IS HEREBY GIVEN that the ordinary general meeting of shareholders of METRO INTERNATIONAL SA will be held at Château de Septfontaines, 330, rue de Rollingergrund, L-2441 Luxembourg, Grand Duchy of Luxembourg on May 28, 2002 at 5.30pm to consider the following resolutions:

1 To receive the Management Report of the Board of Directors and the Report of the Auditors on the consolidated and parent company accounts at 31st December 2001.

2 To approve the consolidated and parent company accounts for the year ended 31st December 2001.

3 To allocate the result of the year ended 31st December 2001.

4 To discharge the Board of Directors and the Auditors for the year ended 31st December 2001.

5 To appoint the Directors.

6 To appoint the Auditors.

7 To pass a resolution in accordance with the requirements of article 100 of the law of August 10, 1915 on commercial companies as amended.

8 To determine the Directors fees.

9 Miscellaneous.

Metro International S.A.
75, Route de Longwy
LU-8080 Bertrange, Luxembourg
www.metro.lu

Participation in the annual general meeting of shareholders is reserved for shareholders who file their intention to attend the annual general meeting by mail to Véronique Mathieu, Metro International S.A., 75, route de Longwy, L-8080 Bertrange, Tel: + 352 45 71 45 287, Fax: + 352 5 73 52 no later than Friday, May 24, 2002 at 5.00pm.

Holders of shares wishing to attend the general meetings or send an authorized representative can request a proxy form from the American Stock Transfer Trust Company by contacting Véronique Mathieu, Metro International S.A., 75, route de Longwy, L-8080 Bertrange, Tel: + 352 45 71 45 287, Fax: + 352 5 73 52, which must be returned to the American Stock Transfer Trust Company no later than Friday, May 24, 2002 at 5.00pm.

Holders of Swedish Depository Receipts wishing to attend the meeting or send an authorized representative can request a power of attorney from Fischer Partners Fondkommission AB, P.O. Box 16027, SE-103 21 Stockholm, Sweden which must be sent to Véronique Mathieu, Metro International S.A., 75, route de Longwy, L-8080 Bertrange, Tel: + 352 45 71 45 287, Fax: + 352 5 73 52 no later than Friday, May 24, 2002 at 5.00pm. Such holders of Swedish Depository Receipts who have registered their Swedish Depository Receipts in the name of a nominee must temporarily register the Swedish Depository Receipts in their own name in the records maintained by VPC AB in order to have a right to participate in the proceedings of the general meetings. Such registration must be completed no later than by Friday, May 17, 2002.

May 2002 The Board of Directors

For further information, please visit www.metro.lu, email info@metro.lu or contact:
Pelle Törnberg, President & CEO tel: +44 (0) 20 7408 0230
Matthew Hooper, Investor & Press Relations tel: +44 (0) 20 7321 5010

Metro is the world's largest free newspaper, publishing and distributing 23 editions in 15 countries in 13 languages: Stockholm (Metro), Prague (Metro), Gothenburg (Metro), Hungary (Metro), the Netherlands (Metro), Helsinki (Metro), Malmö (Metro), Santiago (Publimetro), Philadelphia (Metro), Toronto (Metro Today), Rome (Metro), Milan (Metro), Warsaw (Metropol), Athens (Metrorama), Montreal (Metro), Barcelona (Metro Directe), Boston (Metro), Madrid (Metro Directo), Copenhagen (MetroXpress), Paris (Metro), Marseille (Metro), Lyon (Metro) and Hong Kong (Metropolis Daily).

Metro International S.A. 'A' and 'B' shares are listed on the NASDAQ National Market and on the Stockholmsbörsen O-List under the symbols MTROA and MTROB.

Metro International S.A.
75, Route de Longwy
LU-8080 Bertrange, Luxembourg
www.metro.lu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

METRO INTERNATIONAL S.A.

By: [signature]
Name: Anders Pettman
Title: Vice President

Date: May 13, 2002